EXHIBIT 99.1

Golar Tundra Acquisition and New $800 Million Debt Facility Closing

Hamilton, Bermuda, May 23, 2016 (GLOBE NEWSWIRE) -- Golar LNG Partners LP (NASDAQ: GMLP) (the "Partnership") announced today that, further to the announcement on February 10, 2016, the acquisition of the ownership interests in the company that is the disponent owner and operator of the FSRU Golar Tundra from Golar LNG Limited ("Golar") has been completed. The total consideration for the acquisition was $330.0 million.

Immediately prior to the completion of the Golar Tundra acquisition, the Partnership also completed and drew down upon a new, 5 year, $800 million senior secured credit facility.  The new credit facility consists of a $650 million term loan facility and a $150 million revolving credit facility which together refinanced the existing credit facilities that were secured by seven vessels in the Partnership's existing fleet and also provided part of the funding for the acquisition of the Golar Tundra.

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition.  Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership's expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Hamilton, Bermuda

May 23, 2016

Investor relations enquiries:

Golar Management Limited - +44 207 063 7900

Graham Robjohns

Brian Tienzo